March 14, 2025

Paul Hickey
President and Chief Executive Officer
ReShape Lifesciences Inc.
8 Technology Drive, Suite 110
Irvine, CA 92618

       Re: ReShape Lifesciences Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 3, 2025
           File No. 001-37897
Dear Paul Hickey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Brett Hanson, Esq.